Exhibit 21
KIMBALL INTERNATIONAL, INC. AND SUBSIDIARIES
SUBSIDIARIES OF THE REGISTRANT

As of June 30, 2013, the subsidiaries of the Registrant were as follows:

	Jurisdiction of Incorporation	Percent of Voting Stock Owned By the Registrant
Kimball Office Inc.	Indiana	100%
Kimball Furniture Group, Inc.	Indiana	100%
Kimball Electronics, Inc.	Indiana	100%
Kimball International Transit, Inc.	Indiana	100%
Kimball Electronics - Mexico, S.A. de C.V.	Mexico	100%
Kimball Electronics (Thailand) Limited	Thailand	100%
Kimball Electronics Poland Sp. z o.o.	Poland	100%
Kimball Hospitality, Inc.	Indiana	100%
Kimball Electronics (Nanjing) Co., Ltd.	China	100%
Kimball Electronics Tampa, Inc.	Florida	100%
National Office Furniture, Inc.	Delaware	100%
Kimball Electronics Netherlands B.V.	Netherlands	100%
Kimball Electronics - Mexico, Inc.	Texas	100%